Exhibit 2.1
Equity Transfer Agreement

Transferor:

Each of the persons listed below as shareholders of Shangzhi Yulong Cattle Co., Ltd. (collectively, the “Shangzhi Yulong Shareholders,” and individually a “Shangzhi Yulong Shareholder”):

Dong Wenxue	(Identification Number: 230125195202132414)
Xia Guizhi	(Identification Number: 230125196106202421)
Xu Binning	(Identification Number: 230125197412280924)
Su Qingyu	(Identification Number: 230125195408142415)
Li Kuili	(Identification Number: 230125195211192435)
Fang Xufu	(Identification Number: 230107195003200418)
Yao Yafan	(Identification Number: 230125196503302426)
Wang Wei	(Identification Number: 230125196802040913)
Sun Liqian	(Identification Number: 230125197112292516)
Qiao Shichen	(Identification Number: 230125195512082416)

Shangzhi Yulong Cattle Co., Ltd. (hereinafter referred as “Shangzhi Yulong”)

Registered address: Hongqi Village，Shangzhi Town, Shangzhi City, Heilongjiang
Legal representative: Dong Wenxue

Transferee:

Heilongjiang Zhongxian Information Inc. (hereinafter referred to as “Zhongxian Information”)

Registered address: No.A09, Wuzhou Sun Town, Limin Avenue, Limin Development District, Harbin, Heilongjiang
Legal representative: Wang Youliang

China Modern Agricultural Information, Inc. (hereinafter referred as “CMCI”)

Registered address: No. A09, Wuzhou Sun Town Limin Avenue, Limin Development District Harbin, Heilongjiang, China
Authorized Officer: Wang Youliang, as Chief Executive Officer

Whereas:

1. Shangzhi Yulong Shareholders are the legal shareholder of Shangzhi Yulong. Shangzhi Yulong is a validly existing limited liability company incorporated on December 4, 2007, pursuant to the Company Law of the Peoples Republic of China and other relevant laws, regulations and provisions, with the registered capital of RMB 20 million Yuan and registration number: 230183100021340.The equity interest of Shangzhi Yulong held by each Shangzhi Yulong Shareholder is as follows: Dong Wenxue: 24.94%; Xia Guizhi: 17.56%; Xu Binning: 14.26%; Su Qingyu: 12.47%; Li Kuili: 10.14%; Fang Xufu: 7.89%; Yao Yafan: 5.55%; Wang Wei: 2.79%’ Sun Liqian: 2.23%; Qiao Shichen: 2.08%.

2. Zhongxian Information is a validly existing limited liability company incorporated on January 21, 2005, pursuant to the Company Law of the People’s Republic of China and other relevant laws, regulations and provisions, with the registered capital of RMB 10 million Yuan and registration number.: 230000100019979;

3.Upon the execution of this agreement, Shangzhi Yulong Shareholders have paid all the contributions and legally owns Shangzhi Yulong’s whole and entire shareholder’s right pursuant to the relevant laws, regulations and the provisions of articles of association;

4. Shangzhi Yulong Shareholders agree to transfer all of their equity interest in Shangzhi Yulong to Zhongxian Information, and Zhongxian Information agrees to accept it.

Pursuant to the Contract Law of the People’s Republic of China and the Company Law of the People’s Republic of China and other relevant laws, regulations and provisions, and in line with the principle of equality and mutual benefit, through friendly negotiations, both parties have reached this equity transfer agreement (this “Agreement”) for share transfer.

Article I Transfer Subject

Subject to terms and conditions under this Agreement, Shangzhi Yulong Shareholders agrees to transfer all of their equity interest in Shangzhi Yulong to Zhongxian Information, which constitutes 100% equity interest of Shangzhi Yulong, and Zhongxian Information agrees to accept the transfer from Shangzhi Yulong Shareholders. Zhongxian Information shall own all shares of Shangzhi Yulong and the corresponding shareholder’s rights after the transfer.

Article II Transfer Consideration

1. Pursuant to the provisions of the Shangzhi Yulong’s articles of association, Shangzhi Yulong Shareholders shall transfer 100% share equity of Shangzhi Yulong to Zhongxian Information, in exchange for RMB 28 million Yuan (the “Consideration Cash”) (RMB 14 million Yuan of the Consideration Cash has been paid as security deposit pursuant that certain Letter of Intent with respect to the Equity Transfer, dated July 10, 2011, as amended on September 26, 2011) and 9 million shares (the “Consideration Shares”) of common stock of CMCI , to be issued on the closing date in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act and/or Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, and/or Regulation S as promulgated under the Securities Act, as the payment of the consideration.

2. Zhongxian Information shall finish the cash payment of RMB 14 million Yuan within 30days upon the execution of this agreement.

3. Shangzhi Yulong shall contribute all of its assets to Zhongxian Information and Zhongxian Information shall assume all of liabilities of Shangzhi Yulong.

Article III Personnel Arrangement

After the completion of the equity transfer, Zhongxian Information will obtain Shangzhi Yulong’s management right. Zhongxian Information will appoint the Shangzhi Yulong’s original management team to keep on conducting its management, meanwhile. Zhongxian Information shall appoint a director of Shangzhi Yulong to participate in the management of the company and perform all the director’s responsibilities and obligations pursuant to the provisions of the company’s articles of association.

Article IV Representation and Warranties

1. Shangzhi Yulong Shareholders and Shangzhi Yulong, jointly and severally, hereby irrevocably represents and warrants that:

a.  Shangzhi Yulong Shareholders are the legal shareholder of Shangzhi Yulong. Shangzhi Yulong is a validly existing limited liability company incorporated on December 4, 2007, pursuant to the Company Law of the Peoples Republic of China and other relevant laws, regulations and provisions, with the registered capital of RMB 20 million Yuan and registration number: 230183100021340, and all its shares are jointly held by Shangzhi Yulong Shareholders.

b. Upon the execution of this agreement, Shangzhi Yulong Shareholders have paid all the contributions and legally owns Shangzhi Yulong’s whole and entire shareholder’s right pursuant to the relevant laws, regulations and the provisions of articles of association.

c. Each Shangzhi Yulong Shareholder transfers its share equity of one's own accord.

d. All the statements, instructions or guarantee and the commitment made by Shangzhi Yulong Shareholders to Zhongxian Information on the transaction, and all materials presented and handed over from Shangzhi Yulong Shareholders to Zhongxian Information are true, lawful and effective, without any fiction, forgery, hide, omission, and other untruthful contents .

e. Shangzhi Yulong Shareholders have not set up any kind of guarantee on its stock rights, and does not have any form of legal defects either, and ensures that Zhongxian Information will not encounter any form of obstacles on rights or similar obstacle threat after the equity transfer.

f. Shangzhi Yulong Shareholders ensure that he has made a thorough and true disclosure on the background of the equity and the practical situation of the company, and he does not hide any content that will incur substantial adverse effects or potential adverse effects when Zhongxian Information exercises his rights;

g. Shangzhi Yulong Shareholders have the entire legal rights to sign and perform this agreement, and Shangzhi Yulong Shareholders sign this agreement and performs the rights and obligations thereof, which will not violate the provisions of the company's articles of association, and does not exist any legal obstacle or limitation;

h. This agreement, upon the execution, will become a legal, effective and binding document to Shangzhi Yulong Shareholders and Shangzhi Yulong.

    i. Shangzhi Yulong and each Shangzhi Yulong Shareholders have authority to sign this agreement through all of the necessary procedures;

j. Shangzhi Yulong is duly organized, validly existing and in good standing under the laws of PRC, has all requisite corporate authority and power, governmental licenses, authorizations, consents and approvals to carry on its business as presently conducted and to own, hold and operate its properties and assets as now owned, held and operated by it. Shangzhi Yulong is duly qualified, licensed or domesticated as a foreign corporation in good standing in each jurisdiction wherein the nature of its activities or its properties owned, held or operated makes such qualification, licensing or domestication necessary.

k. Shangzhi Yulong does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise.

l.  There is no pending proceeding that has been commenced against Shangzhi Yulong and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement.  To the knowledge of Shangzhi Yulong Shareholders or Shangzhi Yulong, and no such proceeding has been threatened.

m. Shangzhi Yulong has no debt, obligation or liability (whether accrued, absolute, contingent, liquidated or otherwise, whether due or to become due, whether or not known to the Shangzhi Yulong or Shangzhi Yulong Shareholders) arising out of any transaction en tered into at or prior to the closing date or any act or omission at or prior to the closing date, except to the extent that has been disclosed to Zhongxian Information and CMCI.

n. Except as would not have a Material Adverse Effect, Shangzhi Yulong owns (with good and marketable title in the case of real property) or holds under valid leases or other rights to use all real property, plants, machinery and equipment necessary for the conduct of the business of Shangzhi Yulong as presently conducted, free and clear of all liens.  The material buildings, plants, machinery and equipment necessary for the conduct of the business of Shangzhi Yulong as presently conducted are structurally sound, are in good operating condition and repair and are adequate for the uses to which they are being put, in each case, taken as a whole, and none of such buildings, plants, machinery or equipment is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost.  “Material Adverse Effect” hereunder means, any change, effect or circumstance which, individually or in the aggregate, would reasonably be expected to (a) have a material adverse effect on the business, assets, financial condition or results of operations of Shangzhi Yulong, as the case may be, in each case taken as a whole or (b) materially impair the ability of Shangzhi Yulong, as the case may be, to perform their obligations under this Agreement, excluding any change, effect or circumstance resulting from (i) the announcement, pendency or consummation of the transactions contemplated by this Agreement, or (ii) changes in general economic, currency exchange rate, political or regulatory conditions in industries in which Shangzhi Yulong , as the case may be, operate or (c) result in litigation, claims, disputes or property loss in excess of US$10,000 in the future, and that would prohibit or otherwise materially interfere with the ability of any party to this Agreement to perform any of its obligations under this Agreement in any material respect.

o. Since September, 2011, Shangzhi Yulong has not suffered a Material Adverse Effect.

2. Zhongxian Information hereby irrevocably represents and warrants that

a. Zhongxian Information accepts the 100% share equity from Shangzhi Yulong Shareholders of one's own accord.

b. Zhongxian Information and CMCI will duly sign and perform this agreement, and Zhongxian Information signs this agreement and performs the rights and obligations thereof, which will not violate the provisions of the company’s articles of association without any legal obstacle or limitation.

c. Zhongxian Information and CMCI guarantee that he has truly expressed to purchase the equity, and has sufficient qualifications and capacity to perform this agreement.

d. The representative of Zhongxian Information and CMCI have been authority to sign this agreement through all of the necessary procedures;

Article V Covenant of Shangzhi Yulong Shareholders and Shangzhi Yulong

1. Shangzhi Yulong Shareholders shall transfer 100% share equity of Shangzhi Yulong they held according to the provisions under this agreement.

2. Shangzhi Yulong Shareholders and Shangzhi Yulong shall timely sign all of the relevant documents related to the equity and assets transfer that need to be submitted to a higher level for examination and approval.

3. Shangzhi Yulong Shareholders and Shangzhi Yulong shall assist Zhongxian Information and CMCI in dealing with the approval, filing and other procedures of the equity and assets transfer pursuant the provisions of the agreement.

4. Shangzhi Yulong Shareholders shall deliver or cause to deliver to Zhongxian Information and CMCI the certifications completed and executed by each and all of the Shangzhi Yulong Shareholders to ensure the transactions contemplated under this Agreement complies with all the relevant requirements of U.S. securities regulations

5. Shangzhi Yulong Shareholders and Shangzhi Yulong shall complete the industry and commerce alteration registration procedures of the equity transfer upon the execution of this agreement.

Article VI Covenant of Zhongxian Information and CMCI

1. Zhongxian Information shall pay the Consideration Cash and issue Consideration Shares pursuant to the provisions of Article II of this agreement;

2. Zhongxian Information and CMCI shall promptly prepare the relevant documents in order to complete the issuance of the Consideration Shares.

ARTICLE VII Zhongxian Information and CMCI Conditions Precedent of Closing

The obligation of Shangzhi Yulong Shareholders to transfer the equity and the obligations of Shangzhi Yulong Shareholders and Shangzhi Yulong to take the other actions required to be taken by Shangzhi Yulong Shareholders and Shangzhi Yulong, to enter into and complete the closing, are subject to the fulfillment on or prior to the closing date of each of the following conditions (any of which may be jointly waived by the Shangzhi Yulong Shareholders and Shangzhi Yulong , in whole or in part):

1. The representations and warranties of Zhongxian Information that are not qualified as to materiality shall be true and correct in all material respects as of the date of this Agreement except to the extent a representation or warranty is expressly limited by its terms to another date and without giving effect to any supplemental schedule.

2. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Zhongxian Information and CMCI for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated by this Agreement, shall have been obtained and made by Zhongxian Information and CMCI, except such may or must be obtained or made following the closing date.

3. Zhongxian Information and CMCI must have caused the following documents to be delivered to the Zhongxian Information:

a. the Agreement, duly executed;

b. such other documents as Shangzhi Yulong Shareholders may reasonably request for the purpose of (i) evidencing the accuracy of any representation or warranty of Zhongxian Information hereunder, (ii) evidencing the performance by Zhongxian Information and CMCI of, or the compliance by Zhongxian Information and CMCI with, any covenant or obligation required to be performed or complied with by Zhongxian Information and CMCI, (iii) evidencing the satisfaction of any condition referred to in this Article VII, or (iv) otherwise facilitating the consummation of any of the transactions contemplated by this Agreement.

ARTICLE VIII Shangzhi Yulong Shareholders and Shangzhi Yulong  Conditions Precedent of Closing

The obligation of Zhongxian Information and CMCI to pay the consideration of share transfer under this Agreement and the obligations of Zhongxian Information and CMCI to take the other actions required to be taken by Zhongxian Information and CMCI, to enter into and complete the closing, are subject to the fulfillment on or prior to the closing date of each of the following conditions (any of which may be jointly waived by the Zhongxian Information and CMCI, in whole or in part):

1. The representations and warranties of Shangzhi Yulong Shareholders and Shangzhi Yulong that are not qualified as to materiality shall be true and correct in all material respects as of the date of this Agreement except to the extent a representation or warranty is expressly limited by its terms to another date and without giving effect to any supplemental schedule.

2. The representations and warranties of each and all of the shareholders of Shangzhi Yulong Shareholders in the certifications pursuant to Article V Item 4 that are not qualified as to materiality shall be true and correct in all material respects as of the date of execution except to the extent a representation or warranty is expressly limited by its terms to another date and without giving effect to any supplemental schedule.

3. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Shangzhi Yulong Shareholders or Shangzhi Yulong  for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated by this Agreement, shall have been obtained and made by Shangzhi Yulong Shareholders or Shangzhi Yulong, except such may or must be obtained or made following the closing date.

4. Shangzhi Yulong Shareholders and Shangzhi Yulong must have caused the following documents to be delivered to the Zhongxian Information:
a. documents evidencing each Party A’s ownership of the 100% equity of Shangzhi Yulong ;

b. the Agreement, duly executed;

c. the Certifications completed and executed by each and all of the shareholders of Shangzhi Yulong Shareholders receiving the Consideration Shares pursuant to Article V Item 4 herein;

d. such other documents as Zhongxian Information and CMCI may reasonably request for the purpose of (i) evidencing the accuracy of any representation or warranty of Shangzhi Yulong Shareholders and Shangzhi Yulong  hereunder, (ii) evidencing the performance by Shangzhi Yulong Shareholders and Shangzhi Yulong  of, or the compliance by Shangzhi Yulong Shareholders and Shangzhi Yulong  with, any covenant or obligation required to be performed or complied with by Shangzhi Yulong Shareholders and Shangzhi Yulong , (iii) evidencing the satisfaction of any condition referred to in this Article VIII, or (iv) otherwise facilitating the consummation of any of the transactions contemplated by this Agreement.

5. Since the date of this Agreement, there must not have been commenced or threatened against Shangzhi Yulong Shareholders, Shangzhi Yulong, or against any affiliate thereof, any proceeding (which proceeding remains unresolved as of the date of this Agreement) (a) involving any challenge to, or seeking damages or other relief in connection with, any of the transactions contemplated hereby, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the transactions contemplated hereby.

6. There must not have been made or threatened by any person, other than Shangzhi Yulong Shareholders asserting that such person (a) is the holder of, or has the right to acquire or to obtain ownership of the equity of Shangzhi Yulong or any other stock, voting, equity, or ownership interest in, Shangzhi Yulong , or (b) is entitled to all or any portion of the Consideration Shares.

Article IX Liability for Breach

1. Upon the execution of this agreement, all parties must consciously perform it. Any party unable to fulfill the obligations of the provisions thereof shall be liable for breach of this agreement pursuant to laws and the provisions of this agreement.

2. In case any Zhongxian Informationreaches any of his representations, warranties or commitments made in this agreement, or any representations, warranties or commitments made by any party is believed to be untrue, incorrect or misleading, the delinquent party shall bear the responsibility for the breach of the agreement and bear the liability for compensation of the losses incurred thereby.

Article X Modification or Termination

In case of one of the following, both parties can modify or terminate this agreement. The agreement and statement for modification or termination signed by both parties shall be notarized by the notary office and submitted to competent authorities for approval before taking effect:

1. Failure to perform this agreement due to force majeure;

2. When the condition changes, both parties agree to modify or terminate this agreement after consultation.

Article XI Fees and Expenses

All relevant expenses (such as fees of notarization, assessment or audit, industry and commerce alteration registration) incurred by equity transfer, shall be borne by Shangzhi Yulong Shareholders.

Article XII Settlement of Dispute

Any disputes arising from or in connection with this agreement shall be resolved through friendly consultation between the parties. If consensus cannot be reached through consultation, any party has the right to sue to the local people’s court where this agreement is signed.

Article XIII Conditions Precedent

1. This agreement comes into effect after both parties sign and stamp on it. Both parties shall deal with the alternation registration procedures in the local industry and commerce administration upon the execution.

2. This agreement may be executed in twenty-two counterparts, in duplicate, with Shangzhi Yulong Shareholders and Zhongxian Information each holding two copies, and all of the twenty-two ones have the equal legal effect.

Article XIV Miscellaneous
For matters not included herein, the parties shall otherwise enter into supplement agreement.

 [THE REMAINDER OF THE PAGE IS INTENTIONALLY LEFT BLANK]

 [SIGNATURE PAGE TO EQUITY TRANSFER AGREEMENT]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement on the 23rd day of November, 2011.

Transferor:

Dong Wenxue	(Identification Number: 230125195202132414)
/s/Dong Wenxue
Xia Guizhi	(Identification Number: 230125196106202421)
/s/Xia Guizhi
Xu Binning	(Identification Number: 230125197412280924)
/s/Xu Binning
Su Qingyu	(Identification Number: 230125195408142415)
/s/Su Qingyu
Li Kuili	(Identification Number: 230125195211192435)
/s/Li Kuili
Fang Xufu	(Identification Number: 230107195003200418)
/s/Fang Xufu
Yao Yafan	(Identification Number: 230125196503302426)
/s/Yao Yafan
Wang Wei	(Identification Number: 230125196802040913)
/s/Wang Wei
Sun Liqian	(Identification Number: 230125197112292516)
/s/Sun Liqian
Qiao Shichen	(Identification Number: 230125195512082416)
/s/Qiao Shichen

Shangzhi Yulong Cattle Co., Ltd.
Seal:  Shangzhi Yulong Cattle Co., Ltd.

/s/Dong Wenxue
Name: Dong Wenxue
Title: Legal Representative (Authorized representative)
Transfere:

Heilongjiang Zhongxian Information Inc.
Seal: Heilongjiang Zhongxian Information Inc.

/s/ Wang Youliang
Name: Wang Youliang
Title: Legal Representative (Authorized representative)

China Modern Agricultural Information, Inc.
Seal: China Modern Agricultural Information, Inc

/s/ Wang Youliang
Name: Wang Youliang
Title: Chief Executive Officer